Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

May 10, 2007
File: 100-311A

FILED VIA SEDAR
Project No. 01071384

British Columbia Securities
Alberta Securities Commission
Commission d’accès à l’information
Manitoba Securities Commission
Ontario Securities Commission

Attention:  Statutory Filings

Dear Sirs:

Re: 43-101 Technical Report – Joanna Property

Further to the Company’s news release dated March 28, 2007, and in accordance with National Instrument 43-101, enclosed herewith are the following documents:

▪

Technical Report Resource modeling & estimation on the Joanna (Hosco) Gold deposit, prepared for Aurizon Mines Ltd., dated March 28th, 2007, by Geostat International Inc. (the “Technical Report”).

▪

Consent of Author.

Should you have any questions concerning the enclosed documents, please do not hesitate to contact the writer at the above numbers.

Yours very truly,

AURIZON MINES LTD.

“Signed” David P. Hall,
President & Chief Executive Officer

/jask
Enclosures

cc:\encl:

U.S. Securities and Exchange Commission

(VIA EDGAR - FORM 6K)

DuMoulin Black

Attn: Mary Collyer